SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number: 1-5256
VF CORPORATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
(Full title of plan)
VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)
(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
Table of Contents

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan for Salaried Employees
By:	/s/ Frank C. Pickard III
Frank C. Pickard III
Vice President, Treasurer VF Corporation

Date: June 19, 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the VF Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the VF Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Winston-Salem, North Carolina
June 19, 2008

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006
ASSETS
Investments at fair value
Plan’s interest in the VF Corporation Tax-Advantaged Savings Plan Master Trust	$567,805,828	$586,823,836
Participant loans	11,230,887	12,731,381

Total investments	579,036,715	599,555,217

Receivables
VF Corporation contribution	806,527	721,652
Participants’ contributions	—	49,546

	806,527	771,198

Total assets	579,843,242	600,326,415

LIABILITIES
Excess contributions payable	195,297	255,006

Net assets available for benefits	$579,647,945	$600,071,409

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2007
Investment income
Plan’s interest in investment income of the VF Corporation Tax-Advantaged Savings Plan Master Trust	$17,407,106
Loan interest	784,266

18,191,372

Participants’ contributions	23,754,909
VF Corporation contributions	10,728,605

52,674,886

Benefits paid to participants	72,693,118
Administrative expenses	405,232

73,098,350

Net decrease in plan assets during year	(20,423,464)

Net assets available for benefits
Beginning of year	600,071,409

End of year	$579,647,945

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE PLAN
VF Corporation (“VF”) sponsors the VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is comprised of two parts: a contributory “Compensation Deferral” part and a noncontributory “Retirement Contribution” part.
Under the Compensation Deferral part of the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 50% of their compensation to the Plan (highly compensated employees are limited to 10%) subject to maximum IRS annual limitations. VF matches employee contributions by 50% of the first 6% of compensation contributed by the employee. Employees immediately vest in their contributions plus actual earnings thereon. Employees vest in employer matching contributions plus actual earnings thereon ratably by month and are fully vested after 5 years of service or normal retirement, disability or death.
Effective January 1, 2005, VF added a noncontributory Retirement Contribution feature for employees hired after December 31, 2004 and certain others eligible employees. Eligible employees are automatically enrolled in the Retirement Contribution feature. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is all current participants) to 5% of earnings for participants with 20 or more years of VF service. Employees vest in the retirement contribution feature plus actual earnings thereon ratably by month and are fully vested after 5 years of service or normal retirement, disability or death.
Plan investments (excluding participant loans) are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) administered by Fidelity Management Trust Company (“Fidelity”). Fidelity provides unified investment management for certain retirement savings plans of VF Corporation. Employee contributions under the Compensation Deferral feature and VF matching contributions in the Compensation Deferral feature are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. All Plan investments in the VF Master Trust are trusteed by Fidelity, with the exception of one fund trusteed by UMB Bank, n.a. (“UMB Bank”). VF contributions in the Retirement Contribution feature are invested in the same investment selections as a participant has chosen for his Compensation Deferral balance, except that contributions cannot be invested in VF Common Stock. VF contributions for the Retirement Contribution feature for those not participating in the Compensation Deferral feature are invested as directed by those individual participants.
Individual accounts are maintained for each participant; each account includes the individual’s contributions, VF matching and retirement contributions and investment funds’ earnings, reduced by administrative expenses. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral plan.
Forfeitures are used to reduce Plan expenses or to reduce future matching and/or retirement contributions. Unused forfeitures at December 31, 2007 and 2006 that are available to reduce future Plan Sponsor expenses or to reduce future matching or retirement contributions totaled $845,904 and $274,596, respectively. During 2007, forfeitures of $251,500 were used to reduce plan expenses and employer contributions.
Participants may borrow up to 50% or $50,000 of the participant’s total account balance in the Compensation Deferral portion of the Plan but may not borrow from the VF matching portion or the VF Retirement Contribution. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deduction. Payment in full is required at termination of employment.
Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination of the Plan, participants become fully vested in their accounts.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES
The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Investments in registered investment companies and the common collective trust are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying net assets of the respective investment company or common collective trust. Securities listed on an exchange are valued at the closing price on the last day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued at quoted market prices. Government and agency bonds are valued at amortized cost, which approximates fair value. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date; interest is recorded as earned on the accrual basis.
Participant loans are valued at their outstanding balances, which approximates fair value.
Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by VF in accordance with the Plan. Other administrative expenses are paid by the Plan.
Benefits are recorded when paid.
In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE C — INCOME TAX STATUS
The Internal Revenue Service has issued a favorable determination letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the IRC and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE D — RELATED PARTY TRANSACTIONS
Related parties to the Plan include VF (the Plan sponsor) and Fidelity and UMB Bank (the Plan’s trustees). Certain investments in the VF Master Trust are funds managed by Fidelity and UMB Bank, and therefore transactions in these investments qualify as party-in-interest transactions. The Plan also invests in VF Corporation common stock. These transactions also qualify as party-in-interest transactions.
NOTE E— INVESTMENTS IN THE VF MASTER TRUST
Except for participant loans, all the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this Plan and the VF Corporation Retirement Savings Plan for Hourly Employees. Each participating retirement plan has an undivided interest in the VF Master Trust. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the VF Master Trust was approximately 97.9% and 97.7%, respectively.

The following represents investments and net appreciation in fair value of investments, interest and dividend income and other receipts of the VF Master Trust:

	December 31
	2007	2006
Investments at fair value:
Mutual funds	$384,281,795	$347,181,977
VF Corporation common stock	114,545,959	152,489,865
Common collective trust	35,127,303	38,518,317
Government and agency bonds	42,174,266	53,220,415
Other	3,142,623	8,494,641

Total investments	579,271,946	599,905,215

Receivables
Interest and dividend income	475,857	564,574
Net unsettled trades	110,550	124,556

Net assets	$579,858,353	$600,594,345

Investment income for the VF Master Trust is as follows:

Year ended
December 31, 2007
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$1,766,918
Government and agency bonds	2,966,464
Common collective trust	2,120,988
VF Corporation common stock	(21,176,701)

(14,322,331)

Interest and dividends	32,211,107

$17,888,776

NOTE F – EXCESS CONTRIBUTIONS
Participants’ contributions for the year ended December 31, 2007 are net of payments of $195,297 made in March 2008 to certain active participants to return to them excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.
NOTE G – RECENTLY ISSUED ACCOUNTING STANDARDS
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“Statement 157”). Statement 157 clarified the definition of fair value, established a framework and a hierarchy based on the level of observability and judgment associated with inputs used in measuring fair value, and expanded disclosures about fair value measurements. Statement 157 applies whenever other accounting pronouncements require or permit assets or liabilities to be measured at fair value but does not require any new fair value measurements. Statement 157 is effective for the Plan’s 2008 year.

VF Corporation Retirement Savings Plan
For Salaried Employees
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 002
December 31, 2007

		Description of
		investment (including
	Identity of issue, borrower,	rate of interest
	lessor, or similar party	and maturity date)	Cost **	Current value
(a)	(b)	(c)	(d)	(e)
*	VF Corporation Tax-	Master Trust		$567,805,828
	Advantaged Savings Plan
	Master Trust

*	Participant loans	Rates of 4.0%-9.5%,
		maturity dates from 1 to 10 years		11,230,887

				$579,036,715

*	Party-in-interest to the Plan.

**	Cost omitted for participant-directed investments.